UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

On June 14, 2016, Wins Finance Holdings Inc., issued a press release announcing a new sale-leaseback arrangement with Liaoning Sg Automotive Group Co., Ltd. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated June 14, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 14, 2016

WINS FINANCE HOLDINGS INC.

By: /s/ Richard Xu

Name: Richard Xu

Title: Co-President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 14, 2016